UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Director Resignations

On April 25, 2024, Mark J. Simon notified Portage Biotech Inc. (the “Company”) of his decision to resign from the board of directors of the Company (the “Board”) and all committees thereof, effective immediately.

On April 26, 2024, Linda M. Kozick and Robert H. Glassman, M.D. notified the Company of their respective decisions to resign from the Board and all committees thereof, both effective immediately.

Director Appointments

On April 30, 2024, the Board appointed Jean-Christophe Renondin, M.D. and Justin Stebbing, M.D., Ph.D. as directors. Both Dr. Renondin and Dr. Stebbing have been appointed to the Nominating Committee of the Board and the Audit Committee of the Board.

Each of Dr. Renondin and Dr. Stebbing’s compensation will be consistent with the compensation provided to the Company’s non-employee directors, as described in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission on July 31, 2023.

No arrangement or understanding exists between either Dr. Renondin or Dr. Stebbing and any other person pursuant to which Dr. Renondin and Dr. Stebbing were appointed as directors. There are no transactions in which either Dr. Renondin or Dr. Stebbing has an interest which would require disclosure under Item 404(a) of Regulation S-K.

The current composition of the committees of the Board is as follows:

•	Audit Committee: Steven Mintz (Chair), Jean-Christophe Renondin and Justin Stebbing
•	Nominating Committee: Jean-Christophe Renondin (Chair), Gregory Bailey and Justin Stebbing
•	Compensation Committee: James Mellon (Chair), Gregory Bailey and Steven Mintz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

PORTAGE BIOTECH INC.

By:	/s/ Allan Shaw
Allan Shaw
Chief Financial Officer